P.E. 2/6/02

UNITED STATES OF AMERICA
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13-A - 16 OR 15D - 16
OF THE SECURITIES AND EXCHANGE ACT OF 1934

February 6, 2002

GENER S.A.
(Exact name of registrant as specified in its charter)

GENER INC.
(Translation of registrant's name into English)

Mariano Sanches Fontecilla 310, 3rd Floor, Santiago Chile (562) 6868900
(Address and phone number of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ____X____ Form 40-F __________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes __________ No ____X____

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82 __________

On February 1, 2002, the Registrant filed with the Superintendencia de Valores y Seguros of Chile (the "SVS") a letter of with Information Required by this Superintendencia. Attached is an English translation of the report that was filed by the Registration with the Superintendencia de Valores y Seguros of Chile (SVS).

TABLE OF CONTENTS

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AES Gener S.A.

Date: February 6, 2002

By : ______________________

Rodrigo Villa
Chief Financial Officer

CORPORATE TRADE NAME
DATE FILED: February 1, 2002

G.G. 2002/24
Rol S.V.S. N° 4272

INFORMATION REQUIREMENT

Mr.
Alvaro Clarke de la Cerda
Superintendent of Securities and Insurance

Dear Sir:

I hereby inform you, that as of this date according to the information available, the subsidiaries of AES Gener S.A. in Argentine, Termoandes S.A. e Interandes S.A. will record in its Financial Statements as of December 31, 2002 an approximated loss of US$ 31 million due to the devaluation of the Argentinean pesos. To analyze the effects of this devaluation the exchange rate used is 1.7 Argentinean pesos for one American dollar, following the instructions of the Official Letter #81 dated January 22, 2002 of this Superintendence. Likewise, we must inform that we still have not attained the complete information in order to appraise the effect of the Argentinean devaluation on our affiliate company Gasoducto Gasandes (Argentina) S.A. Our company will deliver more information on this matter to this Superintendence, when new facts from our companies in Argentina are available.

Sincerely yours,

FELIPE CERON C.
CORPORATE CHIEF EXECUTIVE OFFICER
AES Gener S.A.

cc: Bolsa de Comercio de Santiago
Bolsa de Valores de Valparaíso
Bolsa Electrónica de Chile
Banco Sudamericano, Representative of Bond Holders
Banco Bice, Provisional Representative of Bond Holders
Banco de Chile, Representative of Convertible Bond Holders
Duff & Phelps Chile Clasificadora de Riesgo Ltda. (Risk Rating Company)
Feller Rate Clasificadora de Riesgo Ltda. (Risk Rating Company)
Comisión Clasificadora de Riesgo (Risk Rating Commission)

G.G. 2002 / 24

Santiago, 01 de Febrero de 2002

Rol S.V.S. N° 4272

REQUERIMIENTO DE INFORMACION

Señor
Superintendente de Valores y Seguros
Don Alvaro Clarke de la Cerda
Presente

De nuestra consideración:

Mediante la presente, procedemos a informar a esta Superintendencia, que de acuerdo a los antecedentes recopilados a la fecha, las filiales de AES Gener S.A en Argentina, Termoandes S.A e Interandes S.A. registrarán en sus Estados Financieros al 31 de diciembre de 2001 una pérdida aproximada de US$31 millones por efecto de la devaluación del Peso Argentino. Para analizar el impacto de la devaluación se utilizó el tipo de cambio de 1,7 pesos argentinos por un dólar estadounidense, siguiendo las instrucciones impartidas por esta misma Superintendencia en el Oficio Circular N°81 del 22 de enero de 2002. Asimismo, debemos señalar que todavía no contamos con la información para cuantificar el impacto de la devaluación argentina en nuestra empresa coligada Gasoducto Gasandes (Argentina) S.A. Nuestra empresa enviará a esta Superintendencia mayor información al respecto, en la medida que se vayan conociendo mayores antecedentes de nuestras empresas en Argentina.

Sin otro particular,

Saluda atentamente a ustedes,

GERENCIA AES gener GENERAL

FELIPE CERON C.
GERENTE GENERAL
AES GENER S.A.

cc: Bolsa de Comercio de Santiago
Bolsa Electrónica de Chile
Banco de Chile, Representante Tenedores de Bonos Convertibles
Banco Sudamericano, Representante Tenedores de Bonos
Fitch Chile Clasificadora de Riesgo Ltda.
Duff & Phelps Chile Clasificadora de Riesgo Ltda.
Feller Rate Clasificadora de Riesgo Ltda.

G.G. 2002 / 24

Santiago, 01 de Febrero de 2002

Rol S.V.S. N° 4272

REQUERIMIENTO DE INFORMACION

Señor
Superintendente de Valores y Seguros
Don Alvaro Clarke de la Cerda
Presente

De nuestra consideración:

Mediante la presente, procedemos a informar a esta Superintendencia, que de acuerdo a los antecedentes recopilados a la fecha, las filiales de AES Gener S.A en Argentina, Termoandes S.A e Interandes S.A, registrarán en sus Estados Financieros al 31 de diciembre de 2001 una pérdida aproximada de US$31 millones por efecto de la devaluación del Peso Argentino. Para analizar el impacto de la devaluación se utilizó el tipo de cambio de 1,7 pesos argentinos por un dólar estadounidense, siguiendo las instrucciones impartidas por esta misma Superintendencia en el Oficio Circular N°81 del 22 de enero de 2002. Asimismo, debemos señalar que todavía no contamos con la información para cuantificar el impacto de la devaluación argentina en nuestra empresa coligada Gasoducto Gasandes (Argentina) S.A. Nuestra empresa enviará a esta Superintendencia mayor información al respecto, en la medida que se vayan conociendo mayores antecedentes de nuestras empresas en Argentina.

Sin otro particular,

Saluda atentamente a ustedes,

GERENCIA GENERAL AES gener

FELIPE CERON C.
GERENTE GENERAL
AES GENER S.A.

cc: Bolsa de Comercio de Santiago
Bolsa Electrónica de Chile
Banco de Chile, Representante Tenedores de Bonos Convertibles
Banco Sudamericano, Representante Tenedores de Bonos
Fitch Chile Clasificadora de Riesgo Ltda.
Duff & Phelps Chile Clasificadora de Riesgo Ltda.